Exhibit 99.1

STOCKHOLDER PROPOSAL
TO BE INCLUDED IN THE PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF
CAMBRIDGE HEART, INC.

AFB Fund, LLC, 2050 Center Avenue, Fort Lee, New Jersey 07024, has submitted the following proposal:

“RESOLVED, that the Shareholders of Cambridge Heart, Inc. (the “Company”) hereby recommend to the Board of Directors of the Company that it promptly take all necessary steps to amend the Company’s Amended and Restated Certificate of Incorporation in order (i) to eliminate those provisions of the certificate of incorporation which provide for a staggered board of directors, (ii) to provide that no director may serve for more than four consecutive years, it being understood that the Board shall not take any action, nor shall the Company’s Amended and Restated Certificate of Incorporation be amended in any way, that would affect the unexpired terms of the Company’s directors that have been elected prior to the 2008 Annual Meeting of Stockholders or who are elected at the 2008 Annual Meeting of Stockholders.”

Supporting Statement: The staggered board facilitates the entrenchment of directors and obstructs the ability of the shareholders to effect changes in the governance of the Company. The addition of fresh voices and perspectives that new directors would bring to the board would benefit the Company and all of its stockholders. A limit of four years of service would facilitate an environment where the outside directors would make more independent decisions.

In recent years, a growing number of institutional investors have voiced their opposition to staggered board provisions, and proposals for the repeal of classified board structures have been among the most numerous and popular stockholder proposals. Institutional Shareholder Services opposes staggered boards. Other corporate law experts who have found that staggered boards do not add to shareholder value include Professors Lucian Bebchuk, John C. Coates IV and Guhan Subramanian. Consequently, more and more corporations are eliminating governing provisions that install a classified board. As reported in the Wall Street Journal on January 10, 2007, 55%, or more than half, of the companies in the S&P 500 have declassified their boards. Cambridge Heart should therefore amend its certificate of incorporation and bylaws so that each year all of the members of the board of directors must be elected by the stockholders of the Company. Directors are more likely to act in stockholder’s best interests when they know that the stockholders must vote for their re-election once a year.

If you agree, please mark your proxy card FOR this resolution.